Mail Stop 3010

June 11, 2009

Michael Geltzeiler
Chief Financial Officer
NYSE Euronext
11 Wall Street
New York, NY 10005

> **Re:** **NYSE Euronext**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **Proxy Statement**
> **Filed March 2, 2009**
> **File No. 001-33392**

Dear Mr. Geltzeiler:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief